UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

B Communications Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share

(Title of Class of Securities)

M15629104

(CUSIP Number)

Searchlight II BZQ, L.P.

c/o Searchlight Capital Partners, L.P.

745 5th Avenue – 27th Floor

New York, NY 10151
Attention: Nadir Nurmohamed

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M15629104		13D

1	Names of Reporting Persons. Searchlight Capital Partners II GP (Cayman), Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 69,994,038

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 69,994,038

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,994,038

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 60.2%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. M15629104		13D

1	Names of Reporting Persons. Searchlight Capital Partners II GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 69,994,038

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 69,994,038

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,994,038

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 60.2%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. M15629104		13D

1	Names of Reporting Persons. Searchlight Capital Partners II GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 69,994,038

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 69,994,038

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,994,038

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 60.2%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. M15629104		13D

1	Names of Reporting Persons. SC II BZQ, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 69,994,038

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 69,994,038

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,994,038

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 60.2%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. M15629104		13D

1	Names of Reporting Persons. SC II PV BZQ, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 69,994,038

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 69,994,038

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,994,038

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 60.2%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. M15629104		13D

1	Names of Reporting Persons. Searchlight II BZQ GP, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 69,994,038

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 69,994,038

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,994,038

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 60.2%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. M15629104		13D

1	Names of Reporting Persons. Searchlight II BZQ, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 69,994,038

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 69,994,038

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,994,038

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 60.2%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. M15629104	13D

Item 1.                                                         Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value NIS 0.1 per share (“Ordinary Shares”), of B Communications Ltd. (the “Issuer”).  The address and principal executive office of the Issuer is 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

Item 2.                                                         Identity and Background

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)             Searchlight Capital Partners II GP (Cayman), Ltd. (“Searchlight Capital Partners”),

2)             Searchlight Capital Partners II GP, LLC,

3)             Searchlight Capital Partners II GP, L.P.,

4)             SC II BZQ, L.P.,

5)             SC II PV BZQ, L.P.,

6)             Searchlight II BZQ GP, Ltd. (“Searchlight BZQ GP”),

7)             Searchlight II BZQ, L.P. (“Searchlight BZQ”).

Searchlight Capital Partners II GP, LLC is organized in the state of Delaware.  Each other Reporting Person is organized under the laws of Cayman Islands.  The principal business of the Reporting Persons is acquiring, holding and disposing of interest in various companies for investment purposes.  The address of the principal office of the Reporting Persons is c/o Searchlight Capital Partners, L.P., 745 5th Avenue — 27th Floor, New York, NY 10151, Attention: Nadir Nurmohamed.

The information required by General Instruction C to Schedule 13D is listed in Annex A hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor any person listed in Annex A (the “Related Persons”) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. M15629104	13D

Item 3.                                                         Source and Amount of Funds or Other Consideration

On December 2, 2019, Searchlight BZQ purchased 69,994,038 Ordinary Shares pursuant to the Purchase Agreement (as defined below) for an aggregate purchase price of NIS 412,988,019.29.  Searchlight BZQ obtained the funds to purchase the Ordinary Shares reported herein through capital contributions from its partners, including the Reporting Persons.

Item 4.                                                         Purpose of Transaction

Purchase Agreement

Pursuant to the purchase agreement, dated as of June 24, 2019 (the “Purchase Agreement”) by and among the Issuer, Internet Gold — Golden Lines Ltd. (the “Seller”), T.N.R. Investments Ltd. (“TNR”) and Searchlight BZQ (together with TNR, the “Purchasers”), on December 2, 2019, the Purchasers acquired 16,220,973 Ordinary Shares from the Seller, and 53,773,065 newly issued Ordinary Shares from the Issuer, for an aggregate purchase price of NIS 412,988,019.29.

Also on November 14, 2019, Searchlight BZQ designated Darren Glatt, Phil Bacal, and Stephen Joseph to serve as members of the board of directors of Issuer (the “Board”) pursuant to the Purchase Agreement.

Voting and Governance Agreement

In connection with the completion of the transactions contemplated by the Purchase Agreement, on December 2, 2019, the Purchasers entered into a Governance and Voting Agreement (the “Voting Agreement”) pursuant to which the Purchasers have agreed to vote or cause to be voted, in person or proxy, all Ordinary Shares beneficially owned by each of them (i) in favor of the election to the Board of two directors nominated by TNR (the “TNR Nominees”) and (ii) in favor of the election to the Board of three directors nominated by Searchlight BZQ (the “Searchlight BZQ Nominees”).  The initial TNR Nominees are Ran Fuhrer and Shlomo Zohar, and the initial Searchlight BZQ Nominees are Darren Glatt, Phil Bacal and Stephen Joseph.

Searchlight BZQ has also agreed that, for so long as an “Israeli partner” in the controlling stake of Bezeq, a subsidiary of the Issuer, is mandated by Applicable Law (as defined in the Voting Agreement), it shall grant a proxy to TNR to vote such number of Ordinary Shares held by it prior to each general shareholder meeting of the Issuer to the extent necessary to allow TNR to be able to vote at such general shareholder meeting a number of Ordinary Shares equal to the greater of (i) TNR’s beneficial ownership percentage and (ii) nineteen percent (19%).

The Voting Agreement also provides that, under certain circumstances and subject to Applicable Law, Searchlight BZQ, solely in its capacity as a shareholder of the Issuer and not in any other capacity whatsoever, shall refrain for voting in favor of certain Restricted Matters (as defined in the Voting Agreement) without TNR’s prior consent.

The Voting Agreement terminates upon (i) the date on which Searchlight and TNR shall have agreed in writing to terminate the agreement, and (ii) the date on which none of TNR and Searchlight own any Ordinary Shares of the Issuer. In addition, the arrangements set forth above

CUSIP No. M15629104	13D

with respect to the election of directors to the Board, shall terminate upon the later of such date on which (i) Searchlight holds less than fifty percent of the total ownership of the Issuer, and (ii) certain covenants under the Communication Order — 1997 (as defined in the Voting Agreement) are no longer mandated.

The Purchasers are also subject to transfer restrictions in respect of the Ordinary Shares owned thereby under that certain control permit issued to the Purchasers and certain of their respective affiliates by the Israeli Ministry of Communication on November 11, 2019 (the “Control Permit”).

The Purchasers are also parties to an interim sponsor agreement (the “ISA”), pursuant to which, among other things, TNR has the right to participate pro rata in any sale of Ordinary Shares by Searchlight BZQ, other than (i) a syndication to Searchlight BZQ’s or its affiliates’ current or potential co-investors; or (ii) transfers to Searchlight BZQ’s permitted transferees.  Also pursuant to the ISA, if Searchlight BZQ determines to sell or otherwise dispose of at least a majority of the Ordinary Shares held by the Purchasers to a non-affiliated third party, Searchlight BZQ has the right to compel TNR to (i) vote its Ordinary Shares in favor of such transaction, to the extent so required, and (ii) participate in the transaction, on a pro rata basis, at the same price and on the same terms and conditions as are agreed upon by Searchlight BZQ.  The ISA also requires each of Searchlight and TNR, under certain circumstances and conditions, to provide the other the right to participate in subsequent secondary acquisitions from third-parties of securities of the Issuer or its subsidiary, Bezeq - The Israeli Telecommunication Corp Ltd.

The foregoing descriptions of the Purchase Agreement, Voting Agreement and Control Permit do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits to the Schedule 13D and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis.  Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Purchase Agreement and Voting Agreement, and subject to applicable laws and permits, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.  In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of

CUSIP No. M15629104	13D

assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.  There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.                                                         Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 116,316,563 Ordinary Shares outstanding following the completion of the transactions contemplated by the Purchase Agreement.

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Searchlight Capital Partners II GP (Cayman), Ltd.	69,994,038	60.2%	0	69,994,038	0	69,994,038
Searchlight Capital Partners II GP, LLC	69,994,038	60.2%	0	69,994,038	0	69,994,038
Searchlight Capital Partners II GP, L.P.	69,994,038	60.2%	0	69,994,038	0	69,994,038
SC II BZQ, L.P.	69,994,038	60.2%	0	69,994,038	0	69,994,038
SC II PV BZQ, L.P.	69,994,038	60.2%	0	69,994,038	0	69,994,038
Searchlight II BZQ GP, Ltd.	69,994,038	60.2%	0	69,994,038	0	69,994,038
Searchlight II BZQ, L.P.	69,994,038	60.2%	0	69,994,038	0	69,994,038

Searchlight BZQ is the record holder of the securities reported herein.  Searchlight Capital Partners is the managing member of Searchlight Capital Partners II GP, LLC, which is the general partner of Searchlight Capital Partners II GP, L.P., which is the general partner of each of SC II BZQ, L.P. and SC II PV BZQ, L.P., which are the shareholders of Searchlight BZQ GP, which is the general partner of Searchlight BZQ.  There are three managers of Searchlight Capital Partners (the “Managers”).  The Managers directly or indirectly control the investment and voting decisions

CUSIP No. M15629104	13D

of Searchlight Capital Partners.  Accordingly, each of the Managers and the foregoing entities may be deemed to share beneficial ownership of the shares of Ordinary Shares held of record by Searchlight BZQ.  Each of the Managers disclaims beneficial ownership over the Ordinary Shares held of record by Searchlight BZQ,

(c)                                  Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Ordinary Shares.

(d)                                 None.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Purchase Agreement, Voting Agreement and Control Permit and is incorporated herein by reference.  A copy of each of the Purchase Agreement and Voting Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.  An English translation of the Hebrew original Control Permit is also attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                                                         Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement
2

Share Purchase Agreement, dated as of June 24, 2019 by and among Internet Gold—Golden Lines Ltd., B Communications Ltd., Searchlight II BZQ, L.P., and T.N.R. Investments Ltd (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Form 6-K (File No. 001-33773) filed on June 21, 2019).

3	Governance and Voting Agreement, dated as of December 2, 2019 by and between Searchlight II BZQ, L.P. and T.N.R. Investments Ltd.
4

English translation of the Hebrew original Control Permit, dated November 11, 2019, issued to the Purchasers by the Israeli Ministry of Communication (it should be noted that the Hebrew original Control Permit is the controlling document in all respects).

CUSIP No. M15629104	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  December 6, 2019

SEARCHLIGHT II BZQ, L.P.
By: Searchlight II BZQ GP, LTD., its general partner

By:	/s/ Nadir Nurmohamed
Name:	Nadir Nurmohamed
Title:	Authorized Signatory

SEARCHLIGHT II BZQ GP, LTD.

By:	/s/ Nadir Nurmohamed
Name:	Nadir Nurmohamed
Title:	Authorized Signatory

SC II PV BZQ, L.P.
By: Searchlight Capital Partners II GP, L.P., its general partner
By: Searchlight Capital Partners II GP, LLC, its general partner

By:	/s/ Nadir Nurmohamed
Name:	Nadir Nurmohamed
Title:	Authorized Signatory

SC II BZQ, L.P.
By: Searchlight Capital Partners II GP, L.P., its general partner
By: Searchlight Capital Partners II GP, LLC, its general partner

By:	/s/ Nadir Nurmohamed
Name:	Nadir Nurmohamed
Title:	Authorized Signatory

CUSIP No. M15629104	13D

SEARCHLIGHT CAPITAL PARTNERS II GP, L.P.
By: Searchlight Capital Partners II GP, LLC, its general partner

By:	/s/ Nadir Nurmohamed
Name:	Nadir Nurmohamed
Title:	Authorized Signatory

SEARCHLIGHT CAPITAL PARTNERS II GP, LLC

By:	/s/ Nadir Nurmohamed
Name:	Nadir Nurmohamed
Title:	Authorized Signatory

Annex A

Searchlight Capital Partners II GP (Cayman), Ltd.

Name	Business Address	Present Principal Occupation	Citizenship

Oliver Haarmann	56 Conduit Street, 4th Floor London W1S 2YZ United Kingdom	Founding Partner of Searchlight	Germany

Erol Uzumeri	22 Adelaide Street West, 35th Floor Bay-Adelaide Centre Toronto, ON M5H 4E3 Canada	Founding Partner of Searchlight	Canada

Eric Zinterhofer	745 Fifth Avenue, 27th Floor New York, NY 10151 United States	Founding Partner of Searchlight	United States